UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the
Securities Exchange Act of 1934 or Suspension of Duty to File Reports
Under Sections 13 and 15(d) of the Securities Exchange Act of 1934.

Commission File Number            000-26988

Ergo Science Corporation*

(Exact name of registrant as specified in its charter)

790 Turnpike Street North Andover, Massachusetts 01845 (978) 689-0333

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 Par Value

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under Section 13(a) or 15(d) remains)

          Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)(i)	☒	Rule 12h-3(b)(1)(i)	☒

Rule 12g-4(a)(1)(ii)	☐	Rule 12h-3(b)(1)(ii)	☐

Rule 12g-4(a)(2)(i)	☐	Rule 12h-3(b)(2)(i)	☐

Rule 12g-4(a)(2)(ii)	☐	Rule 12h-3(b)(2)(ii)	☐

		Rule 15d-6	☒

Approximate number of holders of record as of the certification or notice date:     0

          Pursuant to the requirements of the Securities Exchange Act of 1934, Ergo Science Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

ERGO SCIENCE CORPORATION

DATE: November 16, 2005	By:	/s/ LING KWOK

Ling Kwok Vice-President

*     Ergo Science Corporation, a Delaware corporation (“Old Ergo”), on October 18, 2001 merged with and into its wholly owned subsidiary, ESC Merger Sub, Inc., a Delaware corporation (“New Ergo”), with New Ergo being the surviving corporation and changing its name to “Ergo Science Corporation.”  Pursuant to Rule 12g-3(a) of the Securities Exchange Act of 1934, as amended (the “Act”), New Ergo became a successor registrant to Old Ergo under Section 12(g) of the Act.  This Form 15 is being filed to terminate the registration and reporting obligations of Old Ergo under CIK Number 0001002212 and Commission File Number 000-26988, but does not affect the registration and reporting obligations of New Ergo under CIK Number 0001158846 and Commission File Number 333-69172.